UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended October 31, 2021

reAlpha Asset Management Inc.

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	86-3425507
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(Full mailing address of principal executive offices)

+1-707-732-5742
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Semiannual Financial Report (the “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2021, contained in the Company’s Offering Circular filed with the Securities and Exchange Commission on November 12, 2021.

Overview

ReAlpha Asset Management Inc. is a Delaware corporation formed in April 2021. Our mission is to empower retail investor participation in short-term rental properties. We were founded on the belief that every person should have the access and freedom to pursue wealth creation through real estate. However, there are significant barriers to entry for the average individual and lucrative returns are currently mainly realized by the “big guys”: private equity firms and larger-scale developers. We intend to leverage technology to democratize access to short term rental investments. To support this goal, we intend to build what we believe would be a new model for property ownership and real estate investment. We believe in simplified wealth creation, access to new markets, diversification, exceptional Guest experiences and community building network effects.

We intend to provide retail investors with the opportunity to participate in short-term rental properties we acquire by offering a minority interest in each portfolio property. We intend to make that opportunity available pursuant to exempt offerings directed at those retail investors, which we call “Syndicate Members.”

We plan to acquire single-family homes, renovate them to optimize after-repair value, if needed, list them on short-term rental sites and manage them for our benefit and for the benefit of Syndicate Members who purchased minority interests in our acquired properties. In addition to managing the property operations, we will also manage the financial performance of the asset. We are integrating the power of multiple proven models across syndication, investment and property management.

As of October 31, 2021, we owned and operated thirteen properties in different cities like Dallas, Grand Prairie, Denison, Garland, and Sherman in Texas; Miami and Okaloosa in Florida. We are building a pipeline for acquiring additional properties to be listed on Airbnb.

As of October 31, 2021, our majority stockholder, ReAlpha Tech Corp. owned substantially all of our outstanding common stock. Accordingly, ReAlpha Tech Corp. exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common shares, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common shares and approval of significant corporate transactions.

Recent Developments

On November 12, 2021 reAlpha signed an NDA with a publicly listed company which operated a large iBuyer program and received an invitation to bid for a 7,677-property portfolio. We analyzed the entire portfolio of properties with its parent company’s AI platform BRAIN and HUMINT app. Based on the selection criteria we decided to bid for 1,529 properties in two phases. The total value of the bid was $690,721,200. We were outbid in this deal by an unknown company that bid for the complete portfolio of properties. Our endeavor will be to pursue similar bulk acquisitions in the future.

Change in Officers and Board of Directors

Monaz Karkaria the Chief Operating Officer of the Company submitted a letter of resignation to the Company, to be effective as of January 26, 2022.The Board of Directors accepted the resignation of Monaz Karkaria as Chief Operating Officer and elected her as a director of the Company by expanding the size of the Board of Directors and appointing her to fill the newly created directorship.

Mike Logozzo was elected to serve as the Chief Operating Officer, in addition to serving in his current capacities as Chief Financial Officer and Secretary of the Company.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of October 31, 2021, we were offering up to $75.0 million of our common stock under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of October 31, 2021, we had raised total proceeds of $974,250, from settled subscriptions in our Offering for an aggregate of 97,425 of our common shares.

Results of Operations for Six Months Ended October 31, 2021

We were formed on April 22, 2021 and have purchased thirteen properties as of October 31, 2021. For the six months ended October 31, 2021, our revenues were $73,771 our operating expenses were $133,778, our non-operating expenses were $463,522, and our net loss was $624,281.

Liquidity and Capital Resources

As of October 31, 2021, we had cash and cash equivalents of $1,472,867 consisting of $971,944 in cash, and restricted cash of $500,923.

We require capital to fund our investment activities and operating expenses. Our capital sources include the proceeds from our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

As of October 31, 2021, our cash and restricted cash balance was $1,472,867. As of October 31, 2021, we anticipate that cash on hand and future offerings, including the Offering, will provide sufficient liquidity to meet future funding commitments and costs of operations.

Capital Expenditures

We do not have any material contractual obligations for ongoing capital expenditures at this time.

Promissory Notes

We have issued secured promissory notes to lenders in connection with the acquisition of our thirteen properties. These promissory notes bear annual interest rates ranging from 8.49% to 14.0%, have maturity dates of either six months or one year, and are guaranteed by Giri Devanur, our CEO, and our Board Member Monaz Karkaria.

Operating Plan

Our business plan includes acquiring properties that yield in excess of our cost of funds, then investing in physical improvements, and generating higher rental income via short term rentals through platforms like Airbnb, including adding rental homes onto otherwise vacant sites. Our ability to acquire communities is dependent on our ability to raise capital. There is no guarantee that any of these additional opportunities will materialize or that we will be able to take advantage of such opportunities. The growth of our real estate portfolio depends on the availability of suitable properties, which meet our investment criteria and appropriate financing.

We will require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives. We believe that our current available cash along with anticipated revenues will be sufficient to meet our cash needs for the near future. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

We intend to list our properties for short-term rental via digital hospitality platforms like Airbnb. The rental revenue generated by Airbnb for our properties is expected to be in the range consistent with similar properties on Airbnb. We intend to hold our properties for 1-5 years during which time, we will operate the properties as a short-term rental income property.

Off-Balance Sheet Arrangements

As of October 31, 2021, we had no off-balance sheet arrangements.

Trend information

Overall, the effects of pandemics or global outbreaks of contagious diseases or fear of such outbreaks, such as the COVID-19 pandemic, may have an adverse effect on us or the short-term rental market as a whole and cause uncertainty in operations.

In recent months, we have seen some promising trends with Airbnb activity since the peak of the Corona Virus effects. According to the Airbnb Q2, 2021 shareholder letter, average nightly rates have increased 35% year over year on Airbnb for an average nightly rate of $161. In addition, Airbnb had over $13B of bookings in Q2 2021, up dramatically (320%) from a year ago during the depths of the COVID crisis.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition: Our revenues primarily consist of short-term rental revenues. We have the following revenue sources and revenue recognition policies:

●	Short-term rental revenues include revenues from the rental of our properties via Airbnb and such digital hospitality platforms.

Investment Property and Equipment and Depreciation: Property and equipment are carried at cost. Depreciation for sites and buildings is computed principally on the straight-line method over the estimated useful lives of the assets ( 27.5 years). Depreciation of improvements to sites and buildings, rental homes and equipment and vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 27.5 years). Land development costs are not depreciated until they are put in use, at which time they are capitalized as sites and land improvements. Interest expenses pertaining to acquired properties costs are capitalized. Maintenance and repairs are charged to expenses as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statements and any gain or loss is reflected in the current year’s results of operations.

Impairment Policy: The Company applies FASB ASC 360-10, “Property, Plant & Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These calculations of expected future cash flows consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property (less the estimated cost to sell) is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed will be reported at the lower end of the carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Income Taxes: We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon the ultimate settlement with the related tax authority. We recognize interest and penalties, if any, with income tax expense in the accompanying consolidated statement of operations.

Our Corporate History and Structure

ReAlpha Tech Corp, our parent company, was incorporated as a technology company in Delaware on November 30, 2020. Since then, it has built technologies and platforms to identify, select, and acquire properties for short-term rental on Airbnb and other digital hospitality platforms. ReAlpha Asset Management, Inc. was incorporated in Delaware on April 22, 2021 to benefit from the technologies being developed by ReAlpha Tech Corp. We have signed a Technology License Agreement with ReAlpha Tech Corp to provide access to those technologies to scale our business operations, including the acquisition of properties. Additionally, we will also be leveraging future technologies developed by ReAlpha Tech Corp for the benefit of investors, syndicate members, and guests.

COVID-19 Impact on Real Estate

The impacts of COVID-19 on the real estate markets have been unprecedented. Massive shutdowns due to the ongoing health crisis have dramatically altered the economy, which leads us to believe there will be an acute demand for structured financing and investments. Since the beginning of March 2020, the Federal Reserve launched an exceptional monetary stimulus, including lowering Federal Reserve benchmark rates to a range of zero to 0.25% and expanding its balance sheet to $6.6 trillion.

New home sales continue to be buoyant. Sales of new single-family housing in February 2021 was at a seasonally adjusted annual rate of 775,000 units, according to estimates released jointly by the U.S. Census Bureau and the Department of Housing and Urban Development.

According to the National Association of Home Builders (NAHB) estimates, the total count of second homes, vacation homes, and investment properties was 7.5 million, accounting for 5.5% of the total housing stock. These second homes account for 15% of new single-family home sales. Nearly 50% of those second homes are rented out using professional management companies.

Down payments for home buyers have not yet been simplified or reduced with one-fifth of home buyers putting down more than 20% as down payment. Fannie Mae has set the minimum credit score of 620 for a primary home and a minimum of 640 for a second home as long as there is a down payment of 25% or more. A typical requirement for borrowers seeking a mortgage is to have a maximum debt-to-income level of about 43%. However, individuals with primary home mortgages among other debts struggle to meet these requirements. The number of prospective home-buyers seeking support on down payments has reached exponential heights in the last four years.

Item 2. Other Information

Monaz Karkaria, the Chief Operating Officer of the Company, submitted a letter of resignation to the Company, to be effective as of January 26, 2022. The Board of Directors accepted the resignation of Monaz Karkaria as Chief Operating Officer and elected her as a director of the Company by expanding the size of the Board of Directors and appointing her to fill the newly created directorship.

Mike Logozzo was elected to serve as the Chief Operating Officer, in addition to serving in his current capacities as Chief Financial Officer and Secretary of the Company.

Item 3. Financial Statements

Condensed Consolidated Balance Sheets

	Oct 31, 2021	Apr 30, 2021
	(unaudited)
ASSETS
Investments in real estate, net	$3,012,266	$1,137,616
Cash	971,944	108,172
Restricted cash	500,923	225,048
Accounts Receivables	18,244	4,718
Prepaid expenses and other assets	111,720	5,670

TOTAL ASSETS	$4,615,097	$1,481,224

	Oct 31, 2021	Apr 30, 2021
	(unaudited)
LIABILITIES AND EQUITY

Liabilities
Long-term debt, net	$2,111,276	$1,007,994
Settling subscriptions	974,250	-
Accounts Payable	30,917	-
Accounts Payable from related parties	1,607,298	-
Accrued expenses	44,050	1,643
Total liabilities	4,767,791	1,009,637

Equity
Common stock	40,000	40,000
Additional paid-in capital	410,000	410,000
Accumulated deficit	(621,752)	(3,342)
Total shareholders’ equity of ReAlpha Asset Management, Inc.	(171,752)	446,658

Non-controlling interests members’ equity	19,058	24,929
Total shareholders’ equity	(152,694)	471,587

TOTAL LIABILITIES AND EQUITY	$4,615,097	$1,481,224

The accompanying notes are an integral part of the consolidated financial statements

Condensed Consolidated Statements of Operations

	For the six months ended October 31, 2021	For the Period from Apr 22, 2021 to April 30, 2021
	(unaudited)
Rental Income	$73,771	$784

Expenses
Property operating expenses	49,454	-
Real estate taxes and insurance	54,226	556
General and administrative expenses	30,097	1,500
Depreciation and amortization	42,616	832
Interest and Finance Cost	58,137	1,309
Non-Operating Expenses	463,522	-
Total expenses	698,052	4,197

Net Loss	(624,281)	(3,413)

Less: Net Loss Attributable to Non-Controlling Interests	(5,871)	(71)
Net Loss Attributable to ReAlpha Asset Management, Inc.	$(618,410)	$(3,342)

The accompanying notes are an integral part of the consolidated financial statements.

Condensed Consolidated Statement of Shareholders’ Equity (Deficit)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	ReAlpha Asset Management, Inc. and Subsidiaries Equity (Deficit)	Non-controlling Interests Equity	Total Equity (Deficit)
Balance at Apr 22, 2021	$-	$-	$-	$-	$-	$-
Net loss	-	-	(3,342)	(3,342)	(71)	(3,413)
Contributions	40,000	410,000	-	450,000	25,000	475,000
Unrealized loss on investments	-	-	-	-	-	-
Balance at April 30 2021	$40,000	$410,000	$(3,342)	$446,658	$24,929	$471,587
Net loss	-	-	(618,410)	(618,410)	(5,871)	(624,281)
Contributions	-	-	-	-	-	-
Balance at Oct 31, 2021	$40,000	$410,000	$(621,752)	$(171,752)	$19,058	$(152,694)

The accompanying notes are an integral part of the consolidated financial statements.

 Condensed Consolidated Statements of Cash Flows

	For the six months ended October 31, 2021	For the Period from Apr 22, 2021 to April 30, 2021
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(624,281)	$(3,413)
Adjustments to reconcile net loss to net cash and restricted cash used in operating activities:
Depreciation and amortization	42,616	832
Changes in operating assets and liabilities:
Related party receivables	1,612,016	(4,718)
Prepaid expenses	(124,294)	(5,670)
Accrued expenses	42,407	1,643
Total adjustments	1,572,745	(7,913)

Net cash and restricted cash used in operating activities	948,464	(11,326)

Cash Flows from Investing Activities
Additions to real estate investments	(1,891,483)	(98,189)

Net cash and restricted cash used in investing activities	(1,891,483)	(98,189)

Cash Flows from Financing Activities
Contributions	1,108,416	442,735
Settling subscription stock contributions	974,250
Net cash and restricted cash provided by financing activities	2,082,666	442,735

Net increase in cash and restricted cash	1,139,647	333,220

Cash and Restricted Cash - Beginning of Year	333,220	-

Cash and Restricted Cash - End of Year	$1,472,867	$333,220

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental Disclosure of Cash Flow Information	Amount	Amount
Cash paid for interest	$463,522	$23

Supplemental Disclosure of Non-Cash Investing and Financing Activities	Amount	Amount
Contributions of property and equipment, net	-	-
Assumption of long-term debt	-	-
Transfer of contributions	-	-
Transfer of capital injection from non-controlling interests of consolidated subsidiaries	-	-

Reconciliation of Cash and Restricted Cash:	Amount	Amount
Cash	$971,944	$108,172
Restricted cash	500,923	225,048
Total cash and restricted cash	$1,472,867	$333,220

Notes to Condensed Consolidated Financial Statements October 31, 2021 (unaudited)

Note 1. Nature of Operations

ReAlpha Asset Management, Inc. (ReAlpha AMI), incorporated in Delaware on April 22, 2021, together with its subsidiaries described below are collectively referred to as “the Company”. The Company is primarily engaged in the business of the identification, acquisition, financing, marketing and management of short-term rental properties for the benefit of the Company’s members and shareholders.

As of October 31, 2021, the Company has the following subsidiaries:

Company Name	Date of Incorporation	% of Ownership held by the Company	Relationship with the Company
ReAlpha LLC Series 1	December 18, 2020	75%	Subsidiary
ReAlpha LLC Series 2	December 24, 2020	75%	Subsidiary
ReAlpha 503 North Patton LLC	February 18, 2021	100%	Subsidiary
ReAlpha 7 LLC	March 31, 2021	100%	Subsidiary
reAlpha Acquisitions LLC	June 22, 2021	100%	Subsidiary

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its consolidated financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

The Company consolidates entities when the Company owns, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. The Company consolidates variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if the Company is the primary beneficiary of the VIE as determined by the power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheet represent equity subscriptions for which funds have been received but common stock has not yet been issued.  Under the terms of the Offering Circular for our common stock, subscriptions will be accepted or rejected by us.  Once a subscription agreement is accepted, settlement of the shares will occur.  We rely on our capital raising platform provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investment in Real Estate and Depreciation and Amortization

Real estate assets are carried at cost. Depreciation is calculated on the straight-line method over the estimated lives of the assets (27.5 years for residential rental property and 5 years for furniture and fixtures). Major additions and betterments are capitalized and depreciated. Maintenance and repairs, which do not improve or extend the estimated useful lives, are expensed as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss resulting from the disposal is recorded in the period of disposition in the accompanying consolidated statement of operations.

Impairment Policy

The Company applies FASB ASC 360-10, “Property, Plant & Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of it’s carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded. There were no such impairment adjustments during the period ended October 31, 2021.

Revenue Recognition

Revenues are recognized in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) performance obligations are satisfied.

Revenues primarily consist of short-term rental revenues, fee and other income and gains generated by the sale of properties. The Company has the following revenue sources and revenue recognition policies:

●	Short-term rental revenues include revenues from the rental of properties via Airbnb and similar digital hospitality platforms.

●	Fee and other income include late fees, violation fees and other revenue arising from contractual agreements with third parties. This revenue is recognized as the services are transferred in accordance with ASC 606

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If it is determined that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes and interest and penalties, if any, with income tax expense in the accompanying consolidated statement of operations.

Statements of Cash Flows

For the purpose of reporting cash flows, cash and restricted cash includes cash on hand and cash on deposit with financial institutions.

NOTE 3 – Investment in Real Estate

For the period ended October 31, 2021:

	Cost	Accumulated Depreciation and Amortization	Net Investment
Land	$328,448	$-	$328,448
Buildings and building improvements	2,037,344	(10,419)	2,026,925
Furniture and fixtures	142,880	(4,770)	138,110
Construction in-progress	521,368	(2,585)	518,783

Total investment in real estate	$3,030,040	$(17,774)	$3,012,266

For the period ended April 30, 2021:

	Cost	Depreciation and Amortization	Net Investment
Land	$106,166	$-	$106,166
Buildings and building improvements	955,493	(855)	954,638
Furniture and fixtures	12,367	(172)	12,195
Construction in-progress	64,617	-	64,617

Total investment in real estate	$1,138,643	$(1,027)	$1,137,616

NOTE 4 – Cash and Restricted Cash

The Company maintains its cash in three accounts with two financial institution, and cash balances may, at times, exceed federally insured limits. During the closing on an investment in rental real estate property or real estate held for improvement transaction, the Company may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete.

NOTE 5 – Long-term Debt

	Oct 31, 2021	Apr 30, 2021
	(unaudited)
Mortgage note with a bank. These notes bear interest rates of 8.49%-13.99% and provides for monthly interest only payments. They mature in the next 12 months, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	$2,132,198	$1,028,847
Less: deferred financing costs, net	(20,922)	(20,853)

Total long-term debt, net	$2,111,276	$1,007,994

NOTE 6 – Shareholders’ Equity

Common Stock

The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $0.001 per share.  As of October 31, 2021, and April 30, 2021, there were 40,000,000 shares of Common Stock issued and outstanding.

There were 97,425 shares subscribed through the offering, which are classified as Settling Subscriptions and these shares are yet to be issued as of October 31, 2021.

NOTE 7 – Related Party Transaction

ReAlpha AMI has a Master Service Agreement with ReAlpha Tech Corp. for their patented technologies and platforms.

ReAlpha AMI has a payable to ReAlpha Tech Corp. for services totaling $1,607,298.34 as of October 31, 2021. The payable does not accrue interest. The Company anticipates pay this amount in the following 12 months.

NOTE 8 – Subsequent events

Management has evaluated all subsequent events through January 28, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 4. Exhibits

2.1	Certificate of Incorporation**

2.2	Bylaws**

4.1	Form of Subscription Agreement***

6.1	Master Service Agreement dated April 28, 2021 by and between the Company and ReAlpha Tech Corp.*

6.2	Master Service Agreement dated April 28, 2021 by and between the Company and ReAlpha Operations, Inc.*

6.3	Technology License Agreement dated April 28, 2021 by and between the Company and ReAlpha Tech Corp*

6.4	Transfer Agent and Registrar Agreement dated May 3, 2021 by and between the Company and VStock Transfer, LLC*

*	Incorporated by reference from the Company’s Form 1-A filed on June 9, 2021
**	Incorporated by reference from the Company’s Form 1-A filed on August 31, 2021
***	Incorporated by reference from the Company’s Form 1-A filed on September 13, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReAlpha Asset Management, Inc.

Date: January 28, 2022	By:	/s/ Giri Devanur, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Giri Devanur,	Principal Executive Officer	January 28, 2022

/s/ Mike Logozzo	Principal Financial and Operations Officer	January 28, 2022